June 10, 2011

VIA EDGAR
Mr. Justin Dobbie
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:         Azteca Acquisition Corporation
Amendment No.1 to
Registration Statement on Form S-l Filed May 20, 2011
File No. 333-173687

Dear Mr. Dobbie:

Azteca Acquisition Corp. (the “Company”, “it”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 6, 2011 regarding Amendment No. 1 to our Registration Statement on Form S-1 (the “Registration Statement”) previously filed on May 20, 2011. A marked version of Amendment No. 2 to the Registration Statement (“Amendment No. 2”) is enclosed herewith reflecting all changes to the Registration Statement.  For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

General

1.
We note your response to our prior comment one and reissue in part. Please confirm that you also satisfy address the first prong of the “foreign private issuer” definition. Refer to Exchange Act Rule 3b-4(c)(1). In this regard, we note that your response only discussed the satisfaction of the second prong of the definition as set forth in Exchange Act Rule 3b-4(c)(2).

As the Company has re-domiciled in Delaware, we believe such an analysis is unnecessary.

Summary, page 1

General, page 2

2.
We note your response to our prior comment five. Please revise to clarify the meaning of “supported by the Brener family infrastructure.” If this involves any individuals or entities that are not controlled by the issuer, please also revise to indicate whether any agreements bind this support.

We have revised the disclosure in Amendment No. 2 to clarify that we are “supported by various entities owned by the Brener family (without any binding agreement in this regard) in both the U.S. and Mexico”.

3.
We note your response to our prior comment six. For each Brener family investment listed on pages two and three please revise to characterize the nature and extent of the investment. For example, please disclose whether the family holds a majority or minority interest or the investment is wholly-owned.

We have revised the referenced disclosure to indicate whether each particular investment held by the Brener family is a majority or minority interest.

4.
Please reconcile your statement on page 13 that “subject to any pre-existing fiduciary duties they may have, our management will have virtually unrestricted flexibility in identifying and selecting one or more prospective target businesses” with your statement that you “will seek to acquire one or more businesses with an enterprise value of approximately $200,000,000 to $500,000,000” on page four and your disclosure under the heading “Established Companies with Proven Track Records” on page four.

We have clarified the disclosure on page 13 to state that our virtually unrestricted flexibility in selecting a target business will be made “consistent with our criteria as set forth on page 4 and elsewhere herein.”

Limitation on redemption rights upon consummation, page 84

5.
We note your response to our prior comment 16, and we reissue in part. We note your analysis regarding the redemption limitation and voting limitation. Please provide us your analysis specifically addressing why the transfer of voting power to management is permissible under the laws of the British Virgin Islands. The citation you included in your response does not explicitly provide for the transfer of voting power to another party as contemplated by the “Excess Shares” provision in your charter documents. In your discussion, please include any case law on point or legal analysis performed by local counsel in support of your conclusion, To the extent there is any doubt as to the enforceability of this provision, please revise the prospectus accordingly.

As we have re-domiciled in the State of Delaware, we have revised the disclosure throughout Amendment No. 2 to indicate that, rather than transfer voting power to management, the “excess shares” shall not be permitted to vote at all.

Taxation, page 143

6.           Please revise to delete the reference to this discussion as a “summary.”

We have deleted the word “summary” on page 143 in response to the Staff’s comment.

Signatures

7.
We note your response to our prior comment 31. We note that you are incorporated in the British Virgin Islands and thus it appears that the registrant is a foreign person. Please revise to have your registration statement signed by your authorized representative in the United States. If Gabriel Brener is also signing in the capacity of authorized representative in the United States, please indicate this beneath his signature. Please refer to the Instructions for Signatures on Form S-1.

As we are now incorporated in Delaware, we have not revised the signature page of Amendment No. 2 to indicate an authorized representative in the United States.

Exhibit 5.1

8.
Please revise the second paragraph on the first page to clarify that you have only relied upon these documents with respect to matters of fact that are not readily ascertainable, and not with respect to any matters of law.

As we have re-domiciled in the State of Delaware, there is no longer a BVI legal opinion required.  Accordingly, the 5.1 legal opinion is given by Ellenoff Grossman & Schole LLP and is filed as Exhibit 5.1 to Amendment No. 2.

9.
Please delete the phrase “which we have not independently verified” from the third paragraph on the first page. Counsel should investigate or verify any factual matters relevant to the rendering of its opinion as purchasers of the securities are not in a position to perform such an investigation or verification. In this regard please also revise the paragraph numbered 11 on page four to remove the phrase “[b]ased solely” or please advise.

As we have re-domiciled in the State of Delaware, there is no longer a BVI legal opinion required.  Accordingly, the 5.1 legal opinion is given by Ellenoff Grossman & Schole LLP and is filed as Exhibit 5.1 to Amendment No. 2.

10.
We note the statement in the fourth paragraph on the first page that counsel expresses no opinion as to any laws other than the laws of the British Virgin Islands in force and as interpreted “at the date of this opinion.” Additionally we note reference to the “final form” of the Registration Statement on page six. Please confirm that you will file the opinion on the date of effectiveness or eliminate the date limitation.

As we have re-domiciled in the State of Delaware, there is no longer a BVI legal opinion required.  Accordingly, the 5.1 legal opinion is given by Ellenoff Grossman & Schole LLP and is filed as Exhibit 5.1 to Amendment No. 2.

11.
Please explain to us why you have included paragraph six on the second page given that the registration statement is not registering the offer of the shares underlying the warrants. In this regard we also note the last phrase in the first paragraph on page one.

As we have re-domiciled in the State of Delaware, there is no longer a BVI legal opinion required.  Accordingly, the 5.1 legal opinion is given by Ellenoff Grossman & Schole LLP and is filed as Exhibit 5.1 to Amendment No. 2.

12.
Please remove the last sentence in the third to last paragraph on page four. Disclaimers of responsibility that in any way state or imply that investors are not entitled to rely on the opinion, or other limitations on whom may rely on the opinion, are not appropriate.

As we have re-domiciled in the State of Delaware, there is no longer a BVI legal opinion required.  Accordingly, the 5.1 legal opinion is given by Ellenoff Grossman & Schole LLP and is filed as Exhibit 5.1 to Amendment No. 2.

13.
Please remove assumptions 6, 7, 8, 9, 10, 11, 12, 14, 15, 17, 18, 19, 20, 21 and 22. It is inappropriate to assume any material facts, any facts that are readily ascertainable, or any legal conclusions underlying the opinion.

As we have re-domiciled in the State of Delaware, there is no longer a BVI legal opinion required.  Accordingly, the 5.1 legal opinion is given by Ellenoff Grossman & Schole LLP and is filed as Exhibit 5.1 to Amendment No. 2.

14.
In this regard please remove the statements in assumption 13 that “[t]he signatures, initials and seals on the Documents are genuine and are those of a person or persons given power to execute the Documents under the Resolution and that “[a]ny Document executed as a deed was executed as a single physical document (whether in counterpart or not) in full and final form.”

As we have re-domiciled in the State of Delaware, there is no longer a BVI legal opinion required.  Accordingly, the 5.1 legal opinion is given by Ellenoff Grossman & Schole LLP and is filed as Exhibit 5.1 to Amendment No. 2.

15.	Additionally please remove the statements “and all matters required by law” and “the Memorandum and Articles of Association of the Company to be recorded therein are so recorded” from assumption 16.

As we have re-domiciled in the State of Delaware, there is no longer a BVI legal opinion required.  Accordingly, the 5.1 legal opinion is given by Ellenoff Grossman & Schole LLP and is filed as Exhibit 5.1 to Amendment No. 2.

Exhibit 5.2

16.
We note the second sentence of the first paragraph on the second page. Please remove the reference to “any matters of municipal law or the laws of any local agencies within any state.” Counsel must provide an opinion based upon all applicable laws of the state of New York.

We have revised the legal opinion in response to the Staff’s comment.

17.
We note the statement in the third sentence of the first paragraph on the second page that the opinion is based upon the law of the State of New York “in effect on the date hereof.” Please confirm that you will file the opinion on the date of effectiveness or revise to remove this language.

We have revised the legal opinion to state that the opinion is based on the laws of the State of New York “in effect on the date hereof and as of the effective date of the Registration Statement.”

Exhibit 8.1

18.
Please delete the phrase “we have not undertaken any independent investigation of any factual matter set forth in any of the foregoing” from the second paragraph. Counsel should investigate or verify any factual matters relevant to the rendering of its opinion as purchasers of the securities are not in a position to perform such an investigation or verification.

We have revised the legal opinion in response to the Staff’s comment.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact Adam Mimeles, Esq. at (212) 370-1300.

Very truly yours,

AZTECA ACQUISITION CORP.

By:	/s/ Gabriel Brener
Gabriel Brener
Chairman, Chief Executive Officer and President

cc: Ellenoff Grossman & Schole LLP